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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 8
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

OFFICEMAX INCORPORATED
(Name of Subject Company (Issuer))

OFFICEMAX INCORPORATED (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

67622P101
(CUSIP Number of Class of Securities)

Matthew R. Broad
Executive Vice President and General Counsel
OfficeMax Incorporated
150 Pierce Road
Itasca, IL 60143-1290
Telephone: (630) 773-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street
Suite 3100
Chicago, IL 60602
Telephone: (312) 807-4306

CALCULATION OF FILING FEE

Transaction Valuation* $799,000,000	Amount of Filing Fee** $94,042.30

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 23,500,000 outstanding shares of Common Stock at the maximum tender offer price of $34.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,042.30
Form or Registration No.:	Schedule TO
Filing Party:	OfficeMax Incorporated
Date Filed:	March 30, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on March 30, 2005, as amended and supplemented by Amendment No. 1 filed with the Commission on April 11, 2005, Amendment No. 2 filed with the Commission on April 15, 2005, Amendment No. 3 filed with the Commission on April 21, 2005, Amendment No. 4 filed with the Commission on April 25, 2005, Amendment No. 5 filed with the Commission on May 3, 2005, Amendment No. 6 filed with the Commission on May 5, 2005 and Amendment No. 7 filed with the Commission on May 10, 2005 (the "Schedule TO"), by OfficeMax Incorporated, a Delaware corporation ("Company," "OfficeMax" or "we"), relating to the offer by OfficeMax to purchase up to 23,500,000 shares of its common stock, $2.50 par value per share (the "Shares"), including the associated common stock purchase rights issued under the Renewed Rights Agreement, dated as of September 25, 1997 and amended and restated as of December 12, 2003, or such lesser number of Shares as are properly tendered and not properly withdrawn, at a single price between $30.00 and $34.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 8 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the original Tender Offer Statement on Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offer is incorporated in this Amendment No. 8 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        On May 16, 2005, OfficeMax issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Monday, May 9, 2005. A copy of the press release is filed as exhibit (a)(5)(J) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        (a)(5)(J)    Press Release, dated May 16, 2005, announcing final results of the Offer.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICEMAX INCORPORATED
By:	/s/ MATTHEW R. BROAD
	Name:	Matthew R. Broad
	Title:	Executive Vice President and General Counsel

Dated: May 16, 2005

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  Item 11.
  Item 12. Exhibits.
SIGNATURE